Otis Gallery LLC
335 Madison Ave, 16th Floor
New York, NY 10017

October 28, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Katherine Bagley

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 12 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
Please withdraw our request for qualification dated October 27, 2020. We expect to be filing an updated request in the near future after outstanding comments have been addressed.

Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Louis A. Bevilacqua, Esq.